SANGAMO BIOSCIENCES, INC.
501 Canal Boulevard
Richmond, California 94804

September 25, 2001

VIA EDGAR AND FACSIMILE

Ms. Cheri Carper
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  Sangamo BioSciences, Inc.
  Registration Statement on Form S-3
  File No. 333-68066

Ladies and Gentlemen:

    Sangamo BioSciences (the "Registrant") hereby withdraws its September 24, 2001 request to accelerate the effective date of the above-referenced Registration Statement, which request was made pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended.

Very truly yours,
SANGAMO BIOSCIENCES, INC.
By:	/S/ SHAWN JOHNSON Shawn Johnson Sr. Director of Finance Sangamo BioSciences, Inc.